

Mail Stop 6010

January 24, 2008

By U.S. Mail and Facsimile to (510) 360-8078

Ms. Christine Russell
Vice President of Finance and Chief Financial Officer
Virage Logic Corporation
47100 Bayside Parkway
Freemont, California 94538

> RE: **Virage Logic Corporation**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **File No. 0-31089**

Dear Ms. Russell:

We have reviewed your letter dated on January 16, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Christine Russell
Virage Logic Corporation
January 24, 2008
Page 2

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Organization and Summary of Significant Accounting Policies, page 62

Revenue Recognition, page 62

1.   Please refer to prior comment 3. We note from your response that in addition to software licenses you also license other intellectual property. Please tell us and revise future filings to describe the nature and significant terms of these arrangements. Additionally if these licenses cover intellectual property other than software, please tell us why you recognize revenue for these licenses under SOP 97-2.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

                                            Sincerely,

                                            Kate Tillan
                                            Assistant Chief Accountant